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17009627

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SEC FILE NUMBER
8- 47643

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucia Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

13520 Evening Creek Dr North, Ste 300
(No. and Street)

San Diego (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Margarita Tune 858-726-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lavine, Lofgren, Morris & Engelberg, LLP
(Name – *if individual, state last, first, middle name*)

4180 La Jolla Village Drive, Ste 300 (Address) La Jolla (City), CA (State) 92037 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

JCN

OATH OR AFFIRMATION

I, Raymond J Lucia, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucia Securities, LLC, as of December 31, 20 16, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Notary Public

JENNIFER A. FRANKLIN
COMM. #2088710
Notary Public - California
San Diego County
My Comm Expires Nov. 3, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

LUCIA SECURITIES, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2016

LUCIA SECURITIES, LLC

Table of Contents

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Lucia Securities, LLC
San Diego, California

We have audited the accompanying statement of financial condition of Lucia Securities, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucia Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
February 22, 2017

LUCIA SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2016

ASSETS	
Cash	$ 245,790
Deposit with clearing broker	100,000
Commissions receivable	323,491
Due from related parties	1,042,585
Other assets	81,095
Total assets	$ 1,792,961
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 127,920
Deferred income	2,000
Total liabilities	129,920
Member's equity	1,663,041
Total liabilities and member's equity	$ 1,792,961

See accompanying notes to financial statements
and independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2016

Income:		
Commissions	$	8,328,447
Other income		1,665,269
Total income		9,993,716
Expenses:		
Management fees		6,154,864
Commission expense		1,513,932
Payroll and related expenses		1,030,050
Client account fees		322,490
Technology and support expense		275,745
Rent and office occupancy expenses		211,168
Professional fees		131,242
License and insurance expenses		90,938
Marketing and advertising expenses		83,150
Other operating expenses		43,304
Total expenses		9,856,883
Net income	$	136,833

See accompanying notes to financial statements
and independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Member's equity, beginning of year	$	2,481,208
Net income		136,833
Distributions to member		(955,000)
Member's equity, end of year	$	1,663,041

See accompanying notes to financial statements
and independent registered public accounting firm's report.

Lucia Securities, LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 136,833
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	41,492
Due from related parties	822,390
Other assets	(67,616)
Accounts payable and accrued expenses	(30,615)
Deferred income	(15,000)
Net cash provided by operating activities	887,484
Cash flows used in financing activities - Distributions to member	(955,000)
Net decrease in cash	(67,516)
Cash, beginning of year	313,306
Cash, end of year	$ 245,790

See accompanying notes to financial statements
and independent registered public accounting firm's report.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lucia Securities, LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is an LLC wholly owned by Lucia Capital Group, LLC ("LCG"). Due to the nature of an LLC, its member has limited liability.

The Company is exempt from SEC Rule 15c3-3(k)(2)(ii) of the Customer Protection Rule. In connection with its activities as a broker/dealer, the Company is an introducing firm and does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Commissions Receivable

Commissions receivable are due from the Company's clearing broker and other financial service companies. Management has determined that no allowance for doubtful commissions receivable is necessary at December 31, 2016.

Income Recognition

Commission income results from marketing services performed by registered representatives of the Company on behalf of non-affiliated financial services companies. Because the nature of the marketing is to mass audiences, the Company is not able to reasonably estimate the timing or amount of the income. Therefore, these marketing services are recognized as income upon notification of such by the non-affiliated broker/dealer.

Commission income is also earned for marketing services performed for financial services companies whereby the Company acts as the introducing broker/dealer. The Company is not able to reasonably estimate the timing or amount of this income. As such, these marketing services are recognized as income upon notification by the financial services companies.

Other income includes dealer reallowance fees, brokerage ticket charges, alternative purchase fees, underwriting, referral fees, and interest and inactivity fees. The Company is not able to reasonably estimate these fees and as such, these services are recognized as income upon notification by the non-affiliated financial services companies and the clearing broker. Other income also includes distribution reallowances, event sponsorships, and fees billed to independent advisors. The Company is able to reasonably estimate these fees and as such, income from these services is recognized in the period in which the services are performed.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. The member is required to report any gains, losses, credits or deductions on its individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the four year period prior to the period covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded. The Company's management believes that the Company has taken no significant uncertain tax positions.

Deferred Income

The Company enters into agreements with financial services companies for which the Company is a broker of their products and occasionally receives an advance. Such advances are recorded as deferred income to be earned or repaid based on specific criteria.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date of the independent registered public accounting firm's report, which is the date the financial statements were available to be issued, and has determined that there are no subsequent events that require recognition or disclosure except as included in Note 7.

NOTE 2. RELATED-PARTY TRANSACTIONS

Pursuant to an expense sharing agreement with Lucia Management Company, LLC ("LMC"), the Company is billed personnel related expenses of the operations team and allocated certain general overhead expenses that LMC pays on behalf of the Company. LMC and the Company have common ownership and share office space and other overhead expenses. As such, LMC allocates rent based upon the percentage of total square footage occupied by the operations team divided by the total occupied square footage. Office equipment, depreciation, and other shared expenses are allocated based upon the number of personnel on the operations team divided by the total personnel employed by LMC. During 2016, the Company incurred $1,026,462 in expenses related to compensation and benefits of the operations team, $162,216 in expenses related to occupancy, $46,275 in expenses related to office equipment, and $14,587 in other expenses.

In accordance with the expense sharing agreement, the Company is allocated an amount equal to 90% of the commission revenue generated by advisors employed by LMC and is assessed a fixed monthly amount to cover overhead expenses related to LCG. This amount is paid monthly to LMC who in turn

NOTE 2. RELATED-PARTY TRANSACTIONS (Continued)

pays it to LCG. During 2016, the management fee totaled $6,154,864. Prior to 2016, the Company had remitted an amount in excess of the expenses due under the agreement, resulting in a receivable due from LMC in the amount of $1,039,914 (remaining amount as of December 31, 2016). This agreement can be terminated by either party at any time.

The Company has an arrangement with Lucia Wealth Services, LLC ("LWS") to pass along the Registered Investment Advisor's portion of the managed account fees billed via their clearing broker to LWS. As of December 31, 2016, the Company remitted an amount in excess of the fees generated in the fourth quarter of 2016, resulting in a receivable due from LWS in the amount of $2,671.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital. At December 31, 2016, the Company had net capital of $476,860, which was $426,860 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1.

NOTE 4. CONCENTRATION OF CREDIT RISK

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

NOTE 5. CLEARING AGREEMENT

In June 2011, the Company entered into a seven-year clearing agreement whereby the clearing broker provides certain services, as defined, to the Company's clients. The agreement provides for, among other things, a one-time incentive fee of $1,500,000 to the Company for execution of the agreement, which was received and recognized in 2011. Additionally, provided that certain milestones are met at the three and five year anniversaries of the first trade date with the clearing broker, the Company may receive additional incentives of $100,000 each at the end of such anniversaries. Neither one of the milestone was met.

The Company is required to have a $100,000 deposit with the clearing broker. The deposit was made in June 2011, when the agreement was in place. Additionally, should the Company breach the terms of the agreement, or terminate the agreement voluntarily, there is a termination fee due to the clearing broker equal to the greater of the quarterly minimum revenue requirement, as defined, or $72,321 per quarter from October 2016 through September 2018.

NOTE 6. CONTINGENCY

During 2016, certain claimants filed a complaint with FINRA (FINRA Dispute Resolution No. 15-03364) alleging the sale of unsuitable securities and requesting compensatory damages in the amount of approximately $426,000. The Company intends to vigorously defend this matter and believes the chance of an unfavorable outcome is unlikely. An arbitration hearing on this matter is presently set on or about June 12, 2017.

NOTE 7. SUBSEQUENT EVENTS

On February 6, 2017, the Company made a member distribution of $400,000 to LCG.

SUPPLEMENTARY INFORMATION

LUCIA SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

Net capital		
Member's equity	$	1,663,041
Less: Total non-allowable assets		1,186,181
Net capital	$	476,860
Computation of basic net capital requirement		
1. Minimum dollar net capital	$	50,000
Aggregate indebtedness	$	129,920
2. Minimum net capital, aggregate indebtedness standard	$	8,661
Capital required (larger of 1 or 2)	$	50,000
Excess net capital	$	426,860
Net capital less greater of: 10% aggregate indebtedness or 120% minimum net capital	$	416,860
Ratio: Aggregate indebtedness to net capital		27.24%
Reconciliation with Company's computation (included in Part II of Form X-17A-5)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	476,860
Rounding		-
Net capital - per above	$	476,860
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$	129,920
Rounding		-
Aggregate indebtedness - per above	$	129,920

See accompanying independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2016

Lucia Securities, LLC operates pursuant to the paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT REQUIRED BY SEC RULE 15c3-3

To the Member of Lucia Securities, LLC
San Diego, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lucia Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)ii (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
February 22, 2017

LUCIA
SECURITIES

Lucia Securities LLC's Exemption Report Required by SEC Rule 15c3-3

We as members of management of Lucia Securities LLC, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year 2016 from January 1, 2016 to December 31, 2016 without exception.

Signature: ______________
Name & Title: Raymond J. Lucia, Jr., CEO

Signature: ______________
Name & Title: Charlene Wilson, FinOp

Signature: ______________
Name & Title: Viktoria Palermo, Chief Compliance Officer

02/22/2017

SIPC ANNUAL ASSESSMENT

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Lucia Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the SIPC for the year ended December 31, 2016, which were agreed to by Lucia Securities, LLC, (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
February 22, 2017

LUCIA SECURITIES, LLC

Schedule of Assessment and Payments (Form SIPC-7)
to the Securities Investor Protection Corporation
For the Year Ended of December 31, 2016

	Amount
Total assessment	$ 15,814
SIPC-6 general assessment Payment made on July 29, 2016	9,061
SIPC-7 general assessment Payment made on February 16, 2017	6,753
Total assessment balance (overpayment carried forward)	$ -

See report of independent registered public accounting firm on applying agreed-upon procedures.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******3106**********************MIXED AADC 220
47643 FINRA DEC
LUCIA SECURITIES LLC
13520 EVENING CREEK DR N STE 300
SAN DIEGO CA 92128-8105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charlene F. Wilson 623-533-4407

2. A. General Assessment (item 2e from page 2) $ 15,814

B. Less payment made with SIPC-6 filed (**exclude interest**) (9,061)

7/29/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,753

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,753

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐
Total (must be same as F above) $ 6,753

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lucia Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 30 day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,993,715
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,345,667
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	322,490
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,668,157
2d. SIPC Net Operating Revenues	$ 6,325,558
2e. General Assessment @ .0025	$ 15,814
	(to page 1, line 2.A.)

Shipment Number

Shipment-0000040434

Ship From	Ship To
Amanda Molina	Securities Investor Protection Corp
amolina@luciacap.com	scollins@luciacap.com
Lucia Capital Group	Securities Investor Protection Corp
(800)644-1150	8587261220
13520 Evening Creek Dr. N Suite 300	PO Box 92185
San Diego, CA 92128	Washington, DC 20090-2185
US	US

Estimated Charges

Total Base Charge: 41.34
Total Discounts: 29.66
Total Surcharges: 0.41
Total Taxes: 0.0
Total Rebates: 0.0
Total Net Charge: 12.09

Shipment Information

Tracking Number: 785630072897
Ship Date: 2/16/2017
Service Type: FedEx Priority Overnight®

Package Information

Package Type: FedEx® Envelope
Number of Packages: 1
Total Weight: 0.5 LB
Total Declared Value: 0.0 USD

Special Services

Billing Information

Bill Transportation To: Sender
Your Reference:
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Shipment Notes

The estimated shipping charge may be different than the actual charges for your shipment. Differences may occur based on actual weight, dimensions, and other factors. Consult the applicable FedEx Service Guide or the FedEx Rate Sheets for details on how shipping charges are calculated.